

09041176

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-23179

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___10/1/08___ AND ENDING ___9/30/09___
                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Sullivan Morrissey & Mickle Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Park Avenue
            (No. and Street)

New York   New York   10022
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
 Thomas F. Flynn   212-832-7440
                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'Connor Davies Munns Dobbins LLP
     (Name – if individual, state last, first, middle name)

60 East 42nd Street   New York   New York   10065
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __John F. Sullivan__ _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Sullivan Morrissey & Mickle Securities Corp.__ _____, as
of ___September 30___ _____, 20 _09_____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____None_____

_____

_____

_____ _Signature_

Chairman
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Independent Auditors' Report

To the Shareholders of
Sullivan Morrissey & Mickle Securities Corp.

We have audited the accompanying statement of financial condition of Sullivan Morrissey & Mickle Securities Corp. as of September 30, 2009 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sullivan Morrissey & Mickle Securities Corp. as of September 30, 2009, and the results of its operations and the changes in its stockholders' equity, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules is presented for purposes of additional analysis and is not required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
November 20, 2009

Sullivan, Morrissey & Mickle Securities Corp.

Statement of Financial Condition

As of September 30, 2009

ASSETS

Cash and cash equivalents	$	100,105
Due from parent company		18,933
Due from broker		910
	$	119,948

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable and accrued expenses	$	4,300
Reserve for taxes		500
Total Liabilities		4,800

Stockholders' Equity

Common stock - $1 par value; 1,000 shares authorized; 200 issued and outstanding	200
Capital in excess of par value	9,965
Retained earnings	104,983
Total Stockholders' Equity	115,148
$	119,948

See notes to financial statements

2

Sullivan, Morrissey & Mickle Securities Corp.

Statement of Operations

Year Ended September 30, 2009

REVENUE		
Commissions	$	36,452
EXPENSES		
Rent		8,496
Accounting fees		5,550
Regulatory fees		1,510
General and administrative		6,395
Miscellaneous		3,633
Total Expenses		25,584
Net Income	$	10,868

See notes to financial statements

Sullivan, Morrissey & Mickle Securities Corp.

Statement of Changes in Stockholders' Equity

Year Ended September 30, 2009

	Common Stock		Capital Excess of Par Value		Retained Earnings		Total	
Balance, beginning of year	$	200	$	9,800	$	94,115	$	104,115
Net income		-		-		10,868		10,868
Capital contribution		-		165		-		165
Balance, end of year	$	200	$	9,965	$	104,983	$	115,148

See notes to financial statements

Sullivan Morrissey & Mickle Capital Management Corp.

Statement of Cash Flows

Year Ended September 30, 2009

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	10,868
Adjustments to reconcile net income to net cash from operating activities		
Changes in operating assets and liabilities		
Due from broker		8,952
Reserve for taxes		500
Due from parent company		(26,559)
Net Cash from Operating Activities		(6,239)
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital contribution		165
Net Change in Cash and Cash Equivalents		(6,074)
CASH AND CASH EQUIVALENTS		
Beginning of year		106,179
End of year	$	100,105

Sullivan Morrissey & Mickle Securities Corp.

Notes to Financial Statements

1. Organization

Sullivan, Morrissey & Mickle Securities Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. In this capacity, the Company introduces agency transactions for its customers.

The Company is a wholly owned subsidiary of Sullivan, Morrissey & Mickle Capital Management Corp. (the "Parent").

2. Summary of Significant Accounting Policies

Recently Adopted Accounting Standards

Effective July 1, 2009, the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") became the single official source of authoritative, nongovernmental generally accepted accounting principles ("GAAP") in the United States. The historical GAAP hierarchy was eliminated and the ASC became the only level of authoritative GAAP. The Organization's accounting policies were not affected by the conversion to the ASC.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents

Cash and cash equivalents include short-term cash investments and money market investments with maturities of three months or less at date of acquisition.

Income Taxes

The Company has elected S corporation status for federal income tax purposes, whereby the corporate income or loss is reported on the personal return of the shareholder.

Revenue Recognition

Commission revenue and related expenses are recorded on a trade-date basis.

Sullivan Morrissey & Mickle Securities Corp.

Notes to Financial Statements

2. Summary of Significant Accounting Policies *(continued)*

Accounting for Uncertainty in Income Taxes

The Organization has deferred adoption of FASB guidance for accounting for uncertain income taxes until the date of its September 30, 2010 financial statements. The Organization's accounting policy is to provide liabilities for uncertain tax positions when a liability is probable and estimable. Management is not aware of any violation of its tax status as an organization exempt from income taxes, nor of any exposure to unrelated business income tax.

Subsequent Events Evaluation by Management

Management has evaluated subsequent events for disclosure and/or recognition in the financial statements through the date that the financial statements were available to be issued, which date is November 20, 2009.

3. Transactions with Parent

The Company derives its revenue primarily from securities brokerage commissions on transactions introduced by the Parent and is charged its proportionate share of allocable expenses incurred by the Parent. The Parent pays substantially all liabilities incurred by the Company and charges the Company accordingly.

4. Due from Broker

The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the company's customer accounts are performed by its clearing broker pursuant to a clearance agreement.

5. Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, securities transactions of customers are introduced to and cleared through a clearing broker. Pursuant to an agreement between the company and its clearing broker, the clearing broker has the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions.

Amounts due from the clearing broker represent a concentration of credit risk. The Company does not anticipate nonperformance by customers or its clearing broker in the above situations. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of the customers, the clearing broker and financial institutions with which it conducts business.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of September 30, 2009, the company had net capital, as defined, of $95,876 which was $90,876 in excess of required net capital. The company's net capital ratio was 5%.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of September 30, 2009

Sullivan, Morrissey & Mickle Securities Corp.

Schedule of Computation of Net Capital Under
Securities and Exchange Commission Rule 15c3-1

As of September 30, 2009

Net Capital

Stockholders' Equity	$	115,148
Deductions:		
Non-allowable assets - Due from parent company		(18,933)
Net Capital Before Haircuts		96,215
Less:		
Haircuts on money market fund		(339)
Net Capital	$	95,876

Computation of Basic Net Capital Requirement

Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000 whichever is greater	$	5,000
Excess Net Capital	$	90,876

Computation of Aggregate Indebtedness

Total aggregate indebtedness liabilities	$	4,800
Percent of aggregate indebtedness to net capital		5%

Reconciliation of computation of Net Capital Under
Securities and Exchange Commission Rule 15c3-1

There were no material difference between the unaudited and the audited filings.

Sullivan, Morrissey & Mickle Securities Corp.

Schedule of Computation of Reserve Requirements
Under Exhibit A of Securities and Exchange Commission Rule 15c3-3

As of September 30, 2009

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis.

Schedule Relating to the Possession or Control Requirements
Under Securities and Exchange Commission Rule 15c3-3

As of September 30, 2009

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis and the firm does not have possession of customer securities.

Independent Auditors' Report on Internal Control Structure
Required by Sec Rule 17a-5

The Board of Directors and Shareholders
Sullivan, Morrissey & Mickle Securities Corp.

In planning and performing our audit of the financial statements of Sullivan, Morrissey & Mickle Securities Corp. (the "Company"), for the year ended September 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company consideration of control activities for safe guarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliability in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
November 20, 2009

Sullivan Morrissey & Mickle Securities Corp.

Financial Statements

September 30, 2009